

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 31, 2008

Mr. Fernando Ramirez Mazarredo
Chief Financial Officer
Repsol YPF, S.A.
Paseo de la Castellana, 278
28046 Madrid, Spain

> **Re:** **Repsol YPF, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed May 30, 2008**
> **Response Letter Dated September 30, 2008**
> **Response Letter Dated December 1, 2008**
> **File No. 1-10220**

Dear Mr. Mazarredo:

We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated December 1, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2007

Engineering Comments

Information on Repsol YPF, page 10

Oil and Gas Reserves, page 17

1. Your response one to our November 5, 2008 letter states that about 10% (233 million barrels of oil equivalent) of your claimed proved reserves are owned by host governments as royalty volumes. Apparently, you rely on the fact that the host government receives its share of production in cash rather than in kind for this position. It is the Staff's position that the host government owns its share of production and reserves, regardless of the mode of payment it receives. That

share cannot be included in your net proved reserves, as described in paragraph 10, FAS 69, ""Net" quantities shall not include reserves relating to interests of others in properties owned by the enterprise." Please explain to us how you will comply with FAS 69. Address the effect of this change to your proved reserves on your depletion calculations.

With respect to all accounting comments, you may contact John Cannarella at (202) 551-3337, or in his absence Kevin Stertzel at (202) 551-3723. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. With respect to all legal comments, you may contact Carmen Moncada-Terry at (202) 551-3687 or, in his absence, Michael E. Karney at (202) 551-3847. You may contact me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director